SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

July 22, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Adam F. Turk, Duc Dang

Re:	The Charles Schwab Corporation

Registration Statement on Form S-4

Filed April 21, 2011

File No. 333-173635

Dear Messrs. Turk and Dang:

On behalf of The Charles Schwab Corporation (“Schwab”), we hereby submit for your review Amendment No. 1 to the above-referenced Registration Statement of Schwab (“Amendment No. 1”), originally filed with the Commission on April 21, 2011, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 1, which have been marked to show changes made to the Registration Statement as originally filed, as well as four unmarked copies of Amendment No. 1.

Set forth below are the responses of Schwab to the comments contained in the letter of the Staff of the Commission to Schwab, dated May 13, 2011. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

General

1.	We note your disclosure on page 110 that your tax counsel, Simpson Thacher & Bartlett LLP, and tax counsel for optionsXpress, Kirkland & Ellis LLP, will provide tax opinions dated as of the closing date of the merger. We also note your disclosure within the same section that neither optionsXpress nor Schwab intends to waive the condition that a tax opinion be provided. Please clarify whether the provision of these tax opinions is a non-waivable condition to the merger. If the provision of the tax opinions is a waivable condition of the merger, please file the tax opinions in a pre-effective amendment to your registration statement.

Securities and Exchange Commission Attention: Adam F. Turk, Duc Dang Page 2 of 2	July 22, 2011

In response to the Staff’s comment, we have filed with Amendment No. 1 the tax opinions required under Item 601(b)(8) of Regulation S-K stating that the tax consequences discussed in the Registration Statement under “The Merger – Material U.S. Federal Income Tax Consequences of the Merger” are the opinion of tax counsel. In addition to the tax opinions filed with Amendment No. 1, tax counsel will also deliver opinions dated as of the closing date, which will be similar to the opinions filed with Amendment No. 1, but will be limited in scope to a subset of the tax consequences discussed in the Registration Statement, i.e., that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

2.	We note that you have received a letter dated May 12, 2011 containing comments on your Form 10-K for the fiscal year ended December 31, 2010. Please note we will be unable to clear your Form S-4 until we have completed our review of your Form 10-K.

Schwab respectfully acknowledges the Staff’s comment and notes that Schwab has been informed that the Staff has completed its review of Schwab’s Form 10-K.

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Please note that Schwab has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call Lee Meyerson (212-455-3675) or Elizabeth Cooper (212-455-3407) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Elizabeth Cooper
Elizabeth Cooper

cc:	Susan L. Stapleton, Esq.

The Charles Schwab Corporation

Hillary Victor, Esq.

optionsXpress Holdings, Inc.

Gerald T. Nowak, Esq.

Kirkland & Ellis LLP